SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of April, 2026

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY

(Translation of Registrant's name into English)

Rua da Quitanda, 196 – 24th floor,
Centro, CEP 20091-005,
Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Resubmission of Remote Voting Ballot for the AEGM - April 15, 2026

Rio de Janeiro, April 6, 2026, Centrais Elétricas Brasileiras S.A. – Eletrobras (the "Company" or “AXIA Energia”) hereby announces that, on this date, it has resubmitted the Remote Voting Ballot for the Annual and Extraordinary General Meeting – AEGM, to be held on April 15, 2026, at 2:00 p.m.

The purpose of resubmitting the Remote Voting Ballot was to include a resolution regarding a waiver of the requirements set forth in Article 147, Paragraph 3, of Brazilian Law No. 6,404/76, for the candidate to the fiscal council, Mr. José Reinaldo Magalhães (effective member). Said candidate is a member of the board of directors of CEMIG – Companhia Energética de Minas Gerais S.A. and TAESA - Transmissora Aliança de Energia Elétrica S.A., competing companies of the Company, with terms in office through their respective annual general meetings in 2026. Additionally, Mr. José Reinaldo Magalhães is a candidate for reelection to the board of directors of TAESA for a new one-year term.

We clarify that voting instructions previously submitted remain valid. The deadline for submitting the Remote Voting Ballot, whether by shareholders who have not yet voted or by those who wish to resubmit their voting instructions, is April 11, 2026, inclusive, that is, four days prior to the date of the AEGM.

For shareholders who wish to resubmit their votes, it is recommended to use the same service provider previously utilized, in order to avoid inconsistencies in the content of the Remote Voting Ballot.

Eduardo Haiama

Vice President of Finance and Investor Relations

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 6, 2026

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Eduardo Haiama
Eduardo Haiama Vice-President of Finance and Investor Relations

FORWARD-LOOKING STATEMENTS

This document may contain estimates and projections that are not statements of past events but reflect our management’s beliefs and expectations and may constitute forward-looking statements under Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. The words “believes”, “may”, “can”, “estimates”, “continues”, “anticipates”, “intends”, “expects”, and similar expressions are intended to identify estimates that necessarily involve known and unknown risks and uncertainties. Known risks and uncertainties include, but are not limited to: general economic, regulatory, political, and business conditions in Brazil and abroad; fluctuations in interest rates, inflation, and the value of the Brazilian Real; changes in consumer electricity usage patterns and volumes; competitive conditions; our level of indebtedness; the possibility of receiving payments related to our receivables; changes in rainfall and water levels in reservoirs used to operate our hydroelectric plants; our financing and capital investment plans; existing and future government regulations; and other risks described in our annual report and other documents filed with the CVM and SEC. Estimates and projections refer only to the date they were expressed, and we do not assume any obligation to update any of these estimates or projections due to new information or future events. Future results of the Company’s operations and initiatives may differ from current expectations, and investors should not rely solely on the information contained herein. This material contains calculations that may not reflect precise results due to rounding.